Exhibit 99.1

QIWI plc

Unaudited interim condensed consolidated

financial statements

March 31, 2015

QIWI plc

Unaudited interim condensed consolidated financial statements

March 31, 2015

Content

Interim condensed consolidated financial statements

Interim condensed consolidated statement of financial position	2
Interim condensed consolidated statement of comprehensive income	3
Interim condensed consolidated statement of cash flows	4
Interim condensed consolidated statement of changes in equity	5

Notes to interim condensed consolidated financial statements	7

QIWI plc

Interim condensed consolidated statement of financial position

March 31, 2015

(in thousands of rubles)

	Notes	As of December 31, 2014 (audited)	As of March 31, 2015 (unaudited)
Assets
Non-current assets
Property and equipment	12	379,943	363,781
Goodwill and other intangible assets	13	2,367,623	2,326,613
Long-term debt instruments	21	1,806,295	2,312,855
Long-term loans	21	52,648	49,783
Other non-current assets	9	42,455	54,208
Deferred tax assets		239,571	230,227

Total non-current assets		4,888,535	5,337,467

Current assets
Trade and other receivables	7, 21	5,305,275	3,042,247
Short-term loans	21	31,588	23,901
Short-term debt instruments	21	2,132,887	1,725,966
Prepaid income tax		89,239	82,500
VAT and other taxes receivable		51,078	94,219
Cash and cash equivalents	8, 21	17,079,965	11,612,312
Other current assets	9	345,688	318,297

Total current assets		25,035,720	16,899,442

Assets of disposal group classified as held for sale	5	125,867	117,464

Total assets		30,050,122	22,354,373

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		963	965
Additional paid-in capital		1,876,104	1,876,104
Share premium		3,044,303	3,044,303
Other reserve		764,243	785,017
Retained earnings		2,683,805	3,991,941
Translation reserve		204,337	240,667

Total equity attributable to equity holders of the parent		8,573,755	9,938,997
Non-controlling interest		(239,385)	(271,957)

Total equity		8,334,370	9,667,040

Non-current liabilities
Long-term borrowings	21	41,981	42,080
Long-term deferred revenue		8,394	6,464
Other non-current liabilities		987	862
Deferred tax liabilities		37,758	73,182

Total non-current liabilities		89,120	122,588

Current liabilities
Short-term borrowings	21	1,061	439
Trade and other payables	10, 21	20,179,673	11,027,405
Amounts due to customers and amounts due to banks	11, 21	1,001,286	997,538
Income tax payable		11,290	11,786
VAT and other taxes payable		127,733	197,626
Deferred revenue		52,008	24,033

Other current liabilities		56	10,665

Total current liabilities		21,373,107	12,269,492

Liabilities directly associated with the assets of a disposal group classified as held for sale	5	253,525	295,253

Total equity and liabilities		30,050,122	22,354,373

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

March 31, 2015

(in thousands of rubles)

		Three months ended (unaudited)
	Notes	March 31, 2014	March 31, 2015

Revenue	14	3,259,462	3,971,476
Operating costs and expenses: Cost of revenue (exclusive of depreciation and amortization)	15	1,688,133	1,740,016
Selling, general and administrative expenses	16	582,188	652,203
Depreciation and amortization		84,294	102,130

Profit from operations		904,847	1,477,127

Other income		375	4,995
Other expenses		(5,006)	(1,159)
Foreign exchange gain		146,980	447,720
Foreign exchange loss		(149,033)	(343,986)
Share of loss of associates		(7,311)	—
Impairment of investment in associates		(2,903)	—
Interest income		712	556
Interest expense		(10,572)	(13,331)

Profit before tax		878,089	1,571,922
Income tax expense	18	(189,912)	(293,210)

Net profit		688,177	1,278,712

Attributable to:
Equity holders of the parent		704,335	1,308,136
Non-controlling interests		(16,158)	(29,424)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(3,012)	33,182

Total comprehensive income, net of tax		685,165	1,311,894

Attributable to:
Equity holders of the parent		710,123	1,344,466
Non-controlling interests		(24,958)	(32,572)

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		13.50	23.98
Diluted, profit attributable to ordinary equity holders of the parent		13.27	23.77

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

March 31, 2014

(in thousands of rubles)

		Three months ended
	Notes	March 31, 2014 (unaudited)	March 31, 2015 (unaudited)
Cash flows from operating activities

Profit before tax		878,089	1,571,922
Adjustments to reconcile profit before income tax to net cash flows used in operating activities
Depreciation and amortization		84,294	102,130
Foreign exchange loss (gain), net		2,053	(103,734)
Interest income, net	14	(63,733)	(189,877)
Bad debt expense/(recovery), net	16	62,435	(67,289)
Share of loss of associates	4	7,311	—
Impairment of investment in associates		2,903	—
Share-based payments	22	78,933	20,774
Other		2,324	588

Operating profit before changes in working capital		1,054,609	1,334,514
Decrease in trade and other receivables		526,911	2,298,756
Decrease/(increase) in other assets		(31,221)	39,419
Decrease in amounts due to customers and amounts due to banks		(72,468)	(3,748)
Decrease in accounts payable and accruals		(5,655,583)	(9,109,181)
Decrease/(increase) in loans issued from banking operations		(4,004)	5,089

Cash used in operations		(4,181,756)	(5,435,151)
Interest received		73,103	202,037
Interest paid		(6,575)	(7,496)
Income tax paid		(160,806)	(241,214)

Net cash flow used in operating activities		(4,276,034)	(5,481,824)

Cash flows (used in)/generated from investing activities
Contribution to associates without change in ownership		(10,214)	—
Payment for assignment of loans		(8,471)	—
Purchase of available-for-sale investments		—	(5,628)
Purchase of property and equipment		(66,032)	(12,326)
Purchase of intangible assets		(14,799)	(33,365)
Loans issued		(11,325)	(14,314)
Repayment of loans issued		720	—
Purchase of debt instruments		(706,846)	(499,876)
Proceeds from settlement of debt instruments		1,242,313	400,000

Net cash flow (used in)/generated from investing activities		425,346	(165,509)

Cash flows generated from financing activities
Exercise of options		5,168	—
Proceeds from borrowings		336,206	26,131
Repayment of borrowings		(672)	(778)

Net cash flow generated from financing activities		340,702	25,353

Effect of exchange rate changes on cash and cash equivalents		747	154,327

Net decrease in cash and cash equivalents		(3,509,239)	(5,467,653)
Cash and cash equivalents at the beginning of the period	8	11,636,913	17,079,965

Cash and cash equivalents at the end of the period	8	8,127,674	11,612,312

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

March 31, 2015

(in thousands of rubles)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity

Balance as of December 31, 2014 (audited)		54,505,998	963	1,876,104	3,044,303	764,243	2,683,805	204,337	8,573,755	(239,385)	8,334,370

Profit (loss) for the period		—	—	—	—	—	1,308,136	—	1,308,136	(29,424)	1,278,712
Exchange differences on translation of foreign operations		—	—	—	—	—	—	36,330	36,330	(3,148)	33,182

Total comprehensive income		—	—	—	—	—	1,308,136	36,330	1,344,466	(32,572)	1,311,894

Share-based payments	22	—	—	—	—	20,774	—	—	20,774	—	20,774
Exercise of options		55,372	2	—	—	—	—	—	2	—	2

Balance as of March 31, 2015 (unaudited)		54,561,370	965	1,876,104	3,044,303	785,017	3,991,941	240,667	9,938,997	(271,957)	9,667,040

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity

Balance as of December 31, 2013 (audited)		52,118,794	907	1,876,104	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

Profit (loss) for the period		—	—	—	—	704,335	—	704,335	(16,158)	688,177
Exchange differences on translation of foreign operations		—	—	—	—	—	5,788	5,788	(8,800)	(3,012)

Total comprehensive income		—	—	—	—	704,335	5,788	710,123	(24,958)	685,165

Share-based payments	22	—	—	—	78,933	—	—	78,933	—	78,933
Exercise of options		86,882	2	—	5,168	—	—	5,170	—	5,170
Dividends to non-controlling interest	17	—	—	—	—	—	—	—	(2,170)	(2,170)

Balance as of March 31, 2014 (unaudited)		52,205,676	909	1,876,104	421,355	1,277,939	16,545	3,592,852	(121,894)	3,470,958

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements

March 31, 2015

(in thousands of rubles, except per share data)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc, formerly QIWI Limited prior to December 31, 2012 when the company’s name was changed, (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the three months ended March 31, 2015 were authorized for issue on May 12, 2015.

The Company QIWI plc was registered on February 26, 2007 as a limited liability Company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited.

The Group operates electronic online payment systems in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA), United Arabic Emirates (UAE) and other countries, sells electronic payment kiosks and maintains banking activity supporting processing of payments.

Sergey Solonin is the ultimate controlling party of the Group as of March 31, 2015.

Saldivar Investments Limited is the parent of the Group as of March 31, 2015.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Principles underlying preparation of interim condensed consolidated financial statements

a)	Basis of preparation and accounting policies

The interim condensed consolidated financial statements for the three months ended March 31, 2015 have been prepared in accordance with IAS 34.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2014.

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

b)	Adoption of new and amended IFRS and IFRIC

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014, except for the adoption of the following new and amended IFRS and IFRIC interpretations as of January 1, 2015. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2015, they do not have a material impact on the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group. The nature and the impact of each new standard or amendment is described below:

Annual improvements 2010-2012 Cycle

These improvements are effective from 1 July 2014 and have no material impact on the Group. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarifies that:

•	An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’

•	The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Principles underlying preparation of interim condensed consolidated financial statements (continued)

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and have no material impact on the Group.

They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

3.	Consolidated subsidiaries

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2014	As of March 31, 2015
CJSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
CJSC QIWI-Service (Russia)	Corporate center of the Group	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems	100%	100%
CJSC QIWI International Processing Services (Russia)	Operation of on-line payments	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of electronic payment kiosks	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
TOO QIWI Kazakhstan (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
SOOO OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
“QIWI-M” S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
RO SRL United System of Instant Payments (Romania)	Operation of electronic payment kiosks	51%	51%
IT Billion LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI USA LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI WALLET EUROPE SIA (Latvia)	Operation of electronic payment kiosks	100%	100%
QIWI Retail LLC (renamed from K5 Retail LLC) (Russia)	Sublease of space for electronic payment kiosks in Russia	100%	100%
Blestgroup Enterprises Ltd (Cyprus)	Sublease of space for electronic payment kiosks in Russia	100%	100%
CMT Engineering LLC (Russia)	Production and sales of kiosks	100%	100%
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
QIWI Publisher LLC (Russia)	Sale of licenses and software	100%	100%

4.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2014	As of March 31, 2015
QIWI Jordan Ltd. (Hashemite Kingdom of Jordan)	Operation of electronic payment kiosks in Jordan	49%	49%
QIWI BRASIL TECNOLOGIA S.A. (Brazil)	Operation of electronic payment kiosks in Brazil	20.7%	20.7%

The Group’s interest in associates is accounted for using the equity method in the consolidated financial statements. The amount of unrecognized share of loss was 88,908 as at March 31, 2015 and 62,219 as at December 31, 2014.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Disposals and discontinued operations

On December 16, 2014 the Board of Directors (BOD) of QIWI plc approved a plan to dispose of its non-core subsidiaries QIWI USA LLC, IT Billion LLC and QIWI WALLET EUROPE SIA, and investments in QIWI BRASIL TECNOLOGIA S.A. and QIWI Jordan Ltd.

As of December 31, 2014 the management has decided to sell QIWI USA LLC and IT Billion LLC and identified a potential buyer. The disposal is expected to be completed within one year. QIWI BRASIL TECNOLOGIA S.A. will be disposed by dilution of the Group’s share. There is neither a strategy nor a potential buyer for sale of QIWI WALLET EUROPE SIA and QIWI Jordan Ltd.

As of March 31, 2015, the assets and liabilities of subsidiaries are classified as held for sale. Below are the assets and liabilities of IT Billion LLC and QIWI USA LLC classified as held for sale as of March 31, 2015 and December 31, 2014:

	As of December 31, 2014	As of March 31, 2015
Assets:
Non-current assets
Property and equipment	11,338	11,595
Deferred tax asset	150	156
Other non-current assets	10,577	19,383

Total non-current assets	22,065	31,134

Current assets
Trade and other accounts receivable	68,844	67,265
VAT and other taxes receivable	206	112
Cash and cash equivalents	14,820	3,296
Other current assets	19,932	15,657

Total current assets	103,802	86,330

Total assets	125,867	117,464

	As of December 31, 2014	As of March 31, 2015
Liabilities:
Non-current liabilities
Long-term borrowings	232,031	268,132

Total non-current liabilities	232,031	268,132

Current liabilities
Trade and other payables	15,115	5,501
Short-term borrowings	3,099	18,032
VAT and other taxes payable	3,280	3,588

Total current liabilities	21,494	27,121

Total liabilities	253,525	295,253

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Disposals and discontinued operations (continued)

The cumulative translation reserve recognised directly in other comprehensive income related to the disposal group amounted to 164,276 as at March 31, 2015 and 152,143 as at December 31, 2014.

The non-controlling interest within equity related to the disposal group amounted to 224,155 as at as at March 31, 2015 and 191,299 as at December 31, 2014.

6.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of responsibilities of CEO as well as the following factors:

•	The CEO manages the remuneration of the Company’s executives within policies set by the Compensation Committee;

•	The CEO is actively involved in the day-to-day operations of the Company and regularly chairs meetings on key projects of the Company; and

•	The CEO regularly reviews the financial and operational reports of the Company. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Company as a whole as well as certain operational data including transaction volume, number of users on an annual basis and the number of users on monthly basis for major market segments.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segment by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, offering expenses, share-based payments and fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Operating segments (continued)

The segments’ statement of comprehensive income for the three months ended March 31, 2015 and 2014, as presented to the CODM are presented below:

	Three months ended
	March 31, 2014	March 31, 2015
Segment net revenue	1,877,230	2,514,616

Segment profit before tax	978,891	1,413,176

Segment net profit	784,610	1,117,329

Segment net revenue, as presented to the CODM, for the three months ended March 31, 2015 and 2014 is calculated as follows:

	Three months ended
	March 31, 2014	March 31, 2015

Total segment net revenue, as presented to CODM	1,877,230	2,514,616
Cost of revenue (exclusive of depreciation and amortization)	1,688,133	1,740,016
Payroll and related taxes	(305,901)	(283,156)

Revenue under IFRS	3,259,462	3,971,476

A reconciliation of segment profit before tax to IFRS consolidated net profit before tax of the Group, as presented to the CODM, for the three months ended March 31, 2015 and 2014, is presented below:

	Three months ended
	March 31, 2014	March 31, 2015
Total segment profit before tax, as presented to CODM	978,891	1,413,176
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(21,869)	(16,192)
Share-based payments	(78,933)	(20,774)
Net effect of foreign exchange gains and losses on June 2014 SPO funds	—	195,712

Consolidated profit before tax under IFRS	878,089	1,571,922

A reconciliation of segment net profit to IFRS consolidated net profit of the Group, as presented to the CODM, for the three months ended March 31, 2015 and 2014, is presented below:

	Three months ended
	March 31, 2014	March 31, 2015
Total segment net profit, as presented to CODM	784,610	1,117,329
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(21,869)	(16,192)
Share-based payments	(78,933)	(20,774)
Net effect of foreign exchange gains and losses on June 2014 SPO funds	—	195,712
Effect from taxation of the above items	4,369	2,637

Consolidated net profit under IFRS	688,177	1,278,712

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	Three months ended
	March 31, 2014	March 31, 2015
Russia	2,667,899	2,945,503
Commonwealth of Independent States (CIS)	148,844	296,567
European Union (EU)	90,302	134,277
British Virgin Islands (BVI)	104,548	71,082
Other	247,869	524,047

Total revenue per consolidated income statement	3,259,462	3,971,476

Revenue is recognized according to merchants’ place.

The Group does not have any single external customer amounting to 10% or greater of Group’s revenue both in three months ended March 31, 2015 and in three months ended March 31, 2014.

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of December 31, 2014	As of March 31, 2015
Russia	2,738,678	2,682,434
Kazakhstan and other	8,888	7,960

Non-current assets	2,747,566	2,690,394

Non-current assets for this purpose consist of property and equipment, intangible assets and goodwill.

7.	Trade and other receivables

As of March 31, 2015, trade and other receivables consisted of the following:

	Total as of March 31, 2015	Provision for impairment of receivables	Net as of March 31, 2015

Cash receivable from agents	1,919,659	(440,687)	1,478,972
Deposits issued to merchants	1,049,639	(915)	1,048,724
Payment processing fees receivable from merchants	143,039	(2,107)	140,932
Receivables for advertising	55,283	(9,074)	46,209
Advances issued to vendors	163,696	(1,050)	162,646
Rent receivables	78,596	(21,770)	56,826
Other receivables and advances	118,355	(10,417)	107,938

Total trade and other receivables	3,528,267	(486,020)	3,042,247

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables (continued)

As of December 31, 2014, trade and other receivables consisted of the following:

	Total as of December 31, 2014	Provision for impairment of receivables	Net as of December 31, 2014

Cash receivable from agents	1,027,687	(506,274)	521,413
Deposits issued to merchants	4,337,688	(6,569)	4,331,119
Payment processing fees receivable from merchants	128,158	(1,921)	126,237
Receivables for advertising	52,891	(9,088)	43,803
Advances issued to vendors	116,372	(2,012)	114,360
Rent receivables	80,043	(28,985)	51,058
Other receivables and advances	126,886	(9,601)	117,285

Total trade and other receivables	5,869,725	(564,450)	5,305,275

Trade receivables aged but not impaired as of March 31, 2015 are presented below:

		Ageing of receivables (days)
As of March 31, 2015	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	1,478,972	1,282,894	192,405	—	389	2,351	933
Payment processing fees receivable from merchants	140,932	123,822	16,065	284	660	101	—
Receivables for advertising	46,209	19,264	18,207	1	8,457	1	279
Rent receivables	56,826	33,651	21,961	—	1,214	—	—

Total receivables ageing	1,722,939	1,459,631	248,638	285	10,720	2,453	1,212

Trade receivables aged but not impaired as of December 31, 2014 are presented below:

		Ageing of receivables (days)
As of December 31, 2014	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	521,413	496,888	5,898	14,914	1,882	1,329	502
Payment processing fees receivable from merchants	126,237	116,570	8,432	967	268	—	—
Receivables for advertising	43,803	23,669	14,431	4,239	1,279	185	—
Rent receivables	51,058	32,813	17,797	217	231	—	—

Total receivables ageing	742,511	669,940	46,558	20,337	3,660	1,514	502

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables (continued)

For the three months ended March 31, 2015, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2014	(Charge) / reversal for the period	Write offs	Provision for impairment of receivables as of March 31, 2015

Cash receivable from agents	(506,274)	61,461	4,126	(440,687)
Deposits issued to merchants	(6,569)	94	5,560	(915)
Payment processing fees receivable from merchants	(1,921)	(172)	(14)	(2,107)
Receivables for advertising	(9,088)	(69)	83	(9,074)
Advances issued to vendors	(2,012)	587	375	(1,050)
Rent receivables	(28,985)	4,990	2,225	(21,770)
Other receivables and advances	(9,601)	(701)	(115)	(10,417)

Total provision for impairment of receivables	(564,450)	66,190	12,240	(486,020)

For the three months ended March 31, 2014, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2013	Charge for the period	Write offs	Provision for impairment of receivables as of March 31, 2014

Cash receivable from agent	(448,042)	(35,769)	602	(483,209)
Deposits issued to merchants	(6,223)	(48)	42	(6,229)
Payment processing fees receivable from merchants	(1,080)	(209)	42	(1,247)
Receivables for advertising	(24,083)	(276)	54	(24,305)
Advances issued to vendors	(1,726)	(857)	3	(2,580)
Rent receivables	(5,459)	(15,703)	7	(21,155)
Other receivables and advances	(4,920)	(885)	(48)	(5,853)

Total provision for impairment of receivables	(491,533)	(53,747)	702	(544,578)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 24%-54% per annum is accrued on overdrafts granted to some agents.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

8.	Cash and cash equivalents

As of March 31, 2015 and December 31, 2014, cash and cash equivalents consisted of the following:

	As of December 31, 2014	As of March 31, 2015
Correspondent accounts with the Central Bank of the Russian Federation (CB RF)	2,427,102	316,558
Correspondent accounts with other banks	7,489,553	3,401,413
Short-term CB RF deposits	1,500,000	700,000
Other short-term bank deposits	5,288,106	6,689,873
RUB denominated cash with banks and on hand	36,432	38,401
Other currency denominated cash with banks and on hand	338,772	466,067

Total cash and cash equivalents	17,079,965	11,612,312

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

9.	Other non-current and current assets

As of March 31, 2015 and December 31, 2014, other non-current assets consisted of the following:

	As of December 31, 2014	As of March 31, 2015

Security deposit	22,345	23,520
Rent prepayment	8,133	6,958
Available-for-sale investments	—	17,798
Other	11,977	5,932

Total other non-current assets	42,455	54,208

As of March 31, 2015 and December 31, 2014, other current assets consisted of the following:

	As of December 31, 2014	As of March 31, 2015

Reserves at CB RF*	179,809	149,941
Inventories	89,665	98,747
Prepaid expenses	75,154	63,168
Other	1,060	6,441

Total other current assets	345,688	318,297

*	Banks are currently required to post mandatory reserves with the CB RF to be held in non-interest bearing accounts. Starting from March 1, 2013, such mandatory reserves established by the CB RF constitute 4.25% for all liabilities. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

10.	Trade and other payables

As of March 31, 2015 and December 31, 2014, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2014	As of March 31, 2015
Payables to merchants	3,675,182	3,730,102
Deposits received from agents	11,529,923	2,690,037
Deposits received from individual customers	3,701,483	3,588,188
Payment processing fees payable to agents	417,902	398,935
Accrued expenses	265,573	223,883
Payables to vendors	491,591	213,211
Payables for rent	53,819	85,638
Payables to employees	32,175	85,163
Other advances received	12,025	12,248

Total trade and other payables	20,179,673	11,027,405

11.	Amounts due to customers and amounts due to banks

As of March 31, 2015 and December 31, 2014, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2014	As of March 31, 2015
Due to banks	17,478	3,426
Due to customers: individuals	629,323	729,469
Due to customers: legal entities	354,485	264,643

Total amounts due to customers and amounts due to banks	1,001,286	997,538

Amounts due to customers and amounts due to banks bear the interest up to 1% and are due on demand.

12.	Property and equipment

During the three months ended March 31, 2015, the Group acquired assets with a cost of 12,326 (three months ended March 31, 2014: 40,009). The main additions were processing servers and engineering equipment and computers and office equipment.

As of March 31, 2015 the Group did not identify any indicators of property and equipment impairment.

13.	Intangible assets

During the three months ended March 31, 2015, the Group acquired intangible assets with a cost of 33,365 (three months ended March 31, 2014: 35,742). The main additions were computer software.

As of March 31, 2015 the Group did not identify any indicators of intangible assets impairment.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

14.	Revenue

	Three months ended
	March 31, 2014	March 31, 2015

Payment processing fees	2,755,600	3,198,210
Revenue from advertising	72,345	60,223
Interest revenue from agent’s overdrafts	43,204	112,814
Interest revenue	73,593	202,652
Gain from currency swaps	49,627	9,147
Revenue from rent of space for kiosks	72,912	94,081
Cash and settlement services	172,327	186,520
Revenue from sale of kiosks	9,106	90,561
Other revenue	10,748	17,268

Total revenue	3,259,462	3,971,476

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	Three months ended
	March 31, 2014	March 31, 2015

Interest income classified as part of revenue	(73,593)	(202,652)
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(712)	(556)
Interest expense*	10,572	13,331

Interest income, net, for the purposes of consolidated cash flow statement	(63,733)	(189,877)

15.	Cost of revenue (exclusive of depreciation and amortization)

	Three months ended
	March 31, 2014	March 31, 2015

Transaction costs	1,266,403	1,171,844
Payroll and related taxes	305,901	283,156
Advertising commission	12,482	18,975
Cost of rent of space for kiosks	37,176	61,260
Cost of kiosks sold	7,554	74,045
Other expenses	58,617	130,736

Total cost of revenue (exclusive of depreciation and amortization)	1,688,133	1,740,016

16.	Selling, general and administrative expenses

	Three months ended
	March 31, 2014	March 31, 2015

Payroll, related taxes and other personal expenses	317,977	382,753
Rent of premises and related utility expenses	55,009	88,433
Bad debt expense/(recovery)	62,435	(67,289)
Office maintenance expenses	35,821	59,931
Telecommunication and internet expenses	9,172	12,753
Travelling and representation expenses	12,298	20,542
Advertising and related expenses	7,409	42,999
Professional fees	39,346	39,830
Other tax expenses	16,450	32,087
Bank services	2,434	5,046
Other operating expenses	23,837	35,118

Total selling, general and administrative expenses	582,188	652,203

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

17.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

Three months ended
	March 31, 2014	March 31, 2015

Proposed, declared and approved during the period:	—	—

Paid during the period:	—	—

Proposed for approval (not recognized as a liability as of March 31):

Three months ended March 31, 2015: Interim dividend for 2015: U.S.$ 13,640,343 or U.S.$ 0.25 per share.) (Three months ended March 31, 2014: Final dividend for 2013: U.S.$ 16,700,349 or U.S.$ 0.32 per share.

Interim dividend for 2014: U.S.$ 15,139,646 or U.S.$ 0.29 per share.)	1,136,277	692,262

Dividends payable as of March 31	—	—

During the three months ended March 31, 2015 no dividends to non-controlling shareholders were distributed. Dividends payable as of March 31, 2015, relates to dividends payable by QIWI Bank to non-controlling shareholders in the amount of 43.

During the three months ended March 31, 2014, “QIWI-M” S.R.L (Moldova) proposed and declared dividends to non-controlling shareholders in the amount of 2,170. Dividends payable as of March 31, 2014, relates to dividends payable by QIWI Bank and “QIWI-M” S.R.L (Moldova) to non-controlling shareholders in the amount of 21 and 2,170 accordingly.

	Dividend payable as of
	March 31, 2014	March 31, 2015
Total amount of dividends payable to shareholders and non-controlling shareholders	2,191	43

The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

18.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

As of January 1, 2013, the Company is subject to 12.5% corporate income tax applied to its worldwide income (prior to that it was 10%).

Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange).

Dividends received from a non-resident (foreign) company are exempt from the levy of defence contribution if either the dividend paying company derives at least 50% of its income directly or indirectly from activities which do not lead to investment income (“active versus passive investment income test” is met) or the foreign tax burden on the profit to be distributed as dividend has not been substantially lower than the Cypriot corporate income tax rate (i.e. lower than 6,25%) at the level of the dividend paying company (“effective minimum foreign tax test” is met). The Company has not been subject to defence tax on dividends received from abroad as the dividend paying entities are engaged in trading activities.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

18.	Income tax (continued)

Kazakhstan

The Company’s subsidiaries incorporated in the Kazakhstan are subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Three months ended
	March 31, 2014	March 31, 2015
Current income tax expense	(231,508)	(248,280)
Deferred tax benefit/(expense)	41,596	(44,930)

Income tax expense for the year	(189,912)	(293,210)

Theoretical and actual income tax expense is reconciled as follows:

	Three months ended
	March 31, 2014	March 31, 2015

Profit before tax	878,089	1,571,922
Theoretical income tax expenses at the Company’s tax rate of 12.5% (Cyprus)	(109,761)	(196,490)
Increase resulting from the tax effect of:
Non-deductible expenses	(24,729)	(35,127)
Non-taxable income	4,027	33,422
Tax on dividends	(16,045)	(52,902)
Effect of income of subsidiaries taxed at different rates	(21,165)	(19,206)
Unrecognized tax assets	(22,239)	(22,907)

Income tax expense	(189,912)	(293,210)

During the three months ended March 31, 2015 and 2014 the Group does not recognize deferred tax assets related to tax loss carry forward in the amount of 22,907 (three months 2014 – 22,239) mostly in Romania, QIWI plc and QIWI USA because the Group does not believe that the realization of the related deferred tax assets is probable.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

Starting from the end of year 2014, the Russian economy has been negatively impacted by a significant drop in crude oil prices and a significant devaluation of the Russian Rouble, as well as sanctions imposed on Russia by several countries. In December 2014, the Rouble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% (slightly decreased in the first quarter of 2015 to 14% and to 12.5% as of May 5). The combination of the above resulted in reduced access to capital, a higher cost of capital, increased inflation and uncertainty regarding economic growth, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

In addition, following the accession of Crimea to Russia, which is seen by the EU as illegal annexation of Crimea, the Company’s Russian subsidiaries started operating in that region with a limited number of kiosks. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. Almost all transactions involving a U.S. person or that are subject to U.S. jurisdiction and that directly or indirectly involve an individual or entity in Crimea are prohibited, with the exception of certain transactions involving certain agricultural commodities, medicine and medical devices. The executive order also permits the designation of persons that operate in Crimea, leaders of entities operating in Crimea, entities that are owned or controlled by a person that is designated by OFAC, or persons that provide material assistance or financial, material, or technological support to a person that is designated by OFAC. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014, including: an investment ban prohibiting to acquire new or extend any existing participation or ownership of real estate located in Crimea or Sevastopol, acquire new or extend any existing participation or ownership or control of an entity in Crimea or Sevastopol, provide financing to an entity in Crimea or Sevastopol, create any joint venture in Crimea or Sevastopol or with an entity in Crimea or Sevastopol or provide investment services directly related to the above activities; an embargo on certain listed goods and technology that are suited for the key sectors of transport, telecommunications, energy and mining; and an import ban on goods originating from Crimea and Sevastopol and on financial assistance as well as insurance and reinsurance related to such import.

To date, we do not believe that any of the current sanctions as in force limit our ability to operate in Crimea. However, relevant regulators and/or our counterparties could take a view that is different from ours on the issue. Moreover, any new or expanded sanctions that may be imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries may materially adversely affect us and any future plans we may have to expand in that region.

In light of hardening geopolitical situation in the Ukraine, the United States of America, the European Union and other countries has adopted the package of economic restrictive measures imposing certain sanctions on operations of various Russian banks, including VTB Bank and Gazprombank. Some subsidiaries of the Company hold bank accounts in the aforementioned banks as well as have credit lines and bank guarantees in VTB Bank. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS which are discussed below suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Due to its international structure, the Group is subject to transfer pricing and permanent establishment risks in various jurisdictions it operates in. Starting 1 January 2012, a new Russian transfer pricing legislation came into force, which allows the Russian tax authorities to apply transfer pricing adjustments and impose additional tax liabilities in respect of “controlled” transactions, if the transaction price differs from the market price. The Russian transfer pricing legislation grants taxpayers the right to justify their compliance with the arm’s length principle at prices used in controlled transactions by preparing the transfer pricing documentation.

The Group manages the related risks by looking at its management functions and risks in various countries and level of profits allocated to each subsidiary. The list of “controlled” transactions of the Group includes various transactions between different Russian entities as well as certain types of cross-border transactions. The Group determines its tax liabilities arising from “controlled” transactions using actual transaction prices.

Currently the tax authorities perform tax audits of many Russian taxpayers with major focus on compliance with new transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the near future. Due to the uncertainty and lack of established practice of application of the new Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) and accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material.

The Management believes that the Group is able to prove the arms’ length nature of prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

In 2014 significant changes to the Russian tax legislation were adopted which are aimed at preventing the abuse of “offshore” structures (so-called “de-offshorization” legislation). In particular, these changes include the definition of beneficiary ownership, tax residence of legal entities by the place of actual carrying out activities, as well as approach to taxation of controlled foreign companies. The amendments came into force since January 1, 2015. The Group is currently evaluating the potential effect of the new legislative changes on the Group business and financial results.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

Government regulation of the electronic payment systems, and advertising

In certain jurisdictions where the Group operates, the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it will be beneficial to the Group’s business. From time to time, the Group may also be subject to the investigations in the area of anti-money laundering by the regulatory authorities. The subject of investigation varies and may include alleged violations of the Russian law on advertising, in particular related to consents from the Group’s consumers for sending them SMS advertising messages. Historically, the penalties imposed on us as a result of such investigations were insignificant. In addition, the Group generally disputes them in the normal course of business, and expects to be able to resolve such disputes in Group’s favor. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Anti-Trust issues in Kazakhstan

In April 2012 the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, included our subsidiary in Kazakhstan in the state register of market participants with dominant or monopoly position in Kazakhstan. Entities included in this register are prohibited from performing actions that may have a detrimental effect on competition, restrict access to the market or infringe the rights of consumers, including predatory or discriminatory pricing, unjustified resale restrictions, imposing unreasonable terms, or refusing to supply or halting supplies for unjustified reasons. Status as a dominant market participant also puts an entity under much more stringent scrutiny from the Competition Protection Agency, therefore increasing the probability of being investigated and penalized if a violation occurs. As a result, the Competition Protection Agency may impose restrictions on our operations, or take other measures that may be inconsistent with our strategy. The maximum liability to which we can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. In November 2012, our subsidiary in Kazakhstan became subject to an investigation conducted by the Competition Protection Agency concerning alleged abuse of its dominant position in Kazakhstan’s electronic payments market. No fine has been levied as a result of the investigation, but the Competition Protection Agency ordered us to rectify certain violations of the anti-trust legislation. We have complied with the orders and have taken actions to remedy these violations. However, we expect similar investigations by the Competition Protection Agency to recur in the future, and we cannot reliably estimate the amounts of claims that can be brought against us in connection with these investigations. In March and May 2014, our subsidiary in Kazakhstan received various requests from anti-trust authorities for information related to its business in connection with the analysis of the Kazakhstan market of payments through kiosks. We complied with the requests, however, as of the date of issue of this financial statements, it remains unclear what, if any, actions, the Kazakh authorities may take in connection with this. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

Risk of cybersecurity breach

The Company stores and/or transmits sensitive data, such as credit or debit card numbers and mobile phone numbers, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. However, any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

National Payment System law amendments

Amendments to the law “On the national payment system” and to the anti-terrorism legislation were enacted and are effective starting from May 15, 2014. The law includes no limits on consumer to business payment transactions. However, under the new law, customers who do personalize their Visa QIWI Wallet account through a simplified identification procedure will see their previous transaction limits significantly increased to 60,000 Rubles per day and 200,000 Rubles per month, up from 15,000 Rubles and 40,000 Rubles previously. Management believes this provision could be a long-term positive for the Group, as it plans to identify certain Visa QIWI Wallet customers. Next, the law does prohibit unidentified P2P money transfers. As a result, Visa QIWI Wallet customers who wish to make personal, wallet-to-wallet money transfers will be required to go through an identification procedure. The Group experiences little to its current business as a result of this as the Group does not charge its customers for P2P money transfer.

The Group takes all possible measures to bring its current activities in compliance with the requirements of the above mentioned amendments to law. Though certain clauses of the law may impact the loan repayment and money remittance volumes and the Group is currently assessing the potential impact on its business. The analysis has not yet been completed, but the adverse impact on Group’s business cannot currently be ruled out.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Commitments, contingencies and operating risks (continued)

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and six (for office buildings) years. Total lease expense for the three months ended March, 2015 is for rent of office places 83,065 (three months 2014 – 49,977) and for kiosk places rent 61,260 (three months 2014 – 37,173).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of March 31, 2015 are as follows:

Within one year	239,024
After one year but not more than five years	779,028
More than five years	31,353

Pledge of assets

As of March 31, 2015 the Group had no pledged assets (2014 – 400,000 of pledged debt instruments) as collateral for merchants, but pledged 2,418,781 (2014 – 1,136,653) as collateral for VTB bank guarantee issued to VISA and 486,828 (2014 – 509,007) as coverage for supporting its short-term overnight credit facility at CB RF.

Commitments to Mail.ru Group Limited

The Group committed to purchase of advertising services from Mail.ru Group Limited affiliates in amount of 260,000 during three years starting from November 2014. Mail.ru Group Limited makes advertising available for the Group on the standard commercial rates. As at March 31, 2015 the Group spent 50,000 on advertising under this agreement.

20.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the three months ended March 31, 2015 and three months ended March 31, 2014, as well as balances with related parties as of March 31, 2015 and December 31, 2014:

Category of related party	Amounts owed by related parties	Amounts owed to related parties	Cash due to related party customers

As of March 31, 2015
Associates	—	(16,411)	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(3,006)	—
Other operations	1,581	—	(98,157)
Other related parties (A) (D)	—	(293,044)	(584,729)

As of December 31, 2014
Associates	—	(24,798)	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(46,154)	—
Other operations	2,411	—	(586,469)
Other related parties (A) (B) (C)	—	(257,768)	(13)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Balances and transactions with related parties (continued)

Category of related party	Sales to related parties	Transaction costs to related parties	Operating expenses	Interest paid/ (received)

Three months ended March 31, 2015
Associates	636	—	—	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	—	(33,210)	—
Share-based payments	—	—	(1,818)	—
Other operations	—	—	(2,809)	—
Other related parties (B) (C)	—	—	—	(6,162)

Three months ended March 31, 2014
Associates	729	—	—	712
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	—	(40,242)	—
Share-based payments	—	—	(8,169)	—
Other operations	—	—	(2,757)	—
Other related parties (B) (C)	80,868	(62,970)	(2,885)	(2,501)

Other related parties mostly include transactions that are described below:

(A)	Other related parties include Shareholders which have significant influence on the Group’s partly-owned subsidiaries and finance them in the form of loans. The loan agreements were entered into on arm’s length terms and do not deviate in any material aspect from the terms used in similar contracts with non-related parties. Interest expense from these loans is not significant.
(B)	Other related parties include a group of companies controlled by one of the shareholders that act as merchants. Since September 9, 2014 this group of companies is not related party for the Group. Revenue accrued by the Group from these related parties for the first quarter of 2014 in the amount of 29,850 represents payment processing fees. Cost of revenue incurred from these entities by the Group for the first quarter of 2014 is not significant. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.
(C)	Since June 7, 2013 other related parties include a group of companies under common control with one of the Group’s shareholders described in the previous paragraph above, which act as both merchants and agents for the Group and include a mobile network operator, which is one of the Group’s top three customers. Since September 9, 2014 this group of companies is not related party for the Group. Revenue accrued to the Group by these related parties for the three months ended March 31, 2014 in the amount of 50,860 represents payment processing fees. Cost of revenue, incurred to these entities by the Group for the three months ended March 31, 2014 in the amount 60,341 represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that The Group would use in similar contracts with non-related parties.
(D)	Other related parties include close family members of key management personnel. Cash in Group due to related party customers amounts to 584,729 as of March 31, 2015 (2014 – nil).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Balances and transactions with related parties (continued)

The above stated balances and transactions have been entered into on terms as described above or as between the parties, are not secured, nor bear interest. None of these balances has been impaired.

21.	Financial instruments

The Group’s principal financial instruments comprise loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities such as options over the shares of subsidiaries and associates which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of March 31, 2015 and December 31, 2014, is presented by type of the financial instrument in the table below:

		As of December 31, 2014		As of March 31, 2015
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	17,079,965	17,079,965	11,612,312	11,612,312
Trade and other receivables	LAR	5,170,865	5,170,865	2,852,449	2,852,449
Debt instruments	HTM	3,939,182	3,742,857	4,038,821	3,980,501
Short-term loans	LAR	31,588	31,588	23,901	23,901
Long-term loans	LAR	52,648	52,648	49,783	49,783
Investments	AFS	—	—	17,798	17,798

Total financial assets		26,274,248	26,077,923	18,595,064	18,536,744

Financial liabilities
Long-term borrowings	FLAC	41,981	41,981	42,080	42,080
Short-term borrowings	FLAC	1,061	1,061	439	439
Trade and other payables	FLAC	20,180,660	20,180,660	11,028,267	11,028,267
Due to banks	FLAC	17,478	17,478	3,426	3,426
Bank’s customer’s accounts	FLAC	983,808	983,808	994,112	994,112
Currency SWAP	FVPL	—	—	10,622	10,622

Total financial liabilities		21,224,988	21,224,988	12,078,946	12,078,946

The fair value of the Group’s available for sale investments in PINbonus LTD as of March 31, 2015, were determined based on recent cash transactions. This acquisition by cash transaction was the only operation with investment in PINbonus LTD that took place during the period.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Financial instruments (continued)

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets;

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets.

•	FVPL – Financial instruments at fair value through profit or loss

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these receivables.

Short and long-term debt instruments include debt securities carried at amortized cost. The Group concluded that no impairment needed to be recorded at December 31, 2014 and 2013 because the fall in fair value of debt instruments is due to decrease of credit rating of Russia but not reflected the real future cash inflow.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)

Assets measured at fair value

Available-for-sale financial assets
Investments (Unquoted equity shares)	March 31, 2015	17,798	—	—	17,798

Assets for which fair values are disclosed

Debt instruments	March 31, 2015	3,980,501	3,980,501	—	—
Long-term loans	March 31, 2015	49,783	—	—	49,783

Liabilities measured at fair value

Derivative financial liabilities
Currency swap	March 31, 2015	10,622	—	10,622	—

Liabilities for which fair values are disclosed

Long-term borrowings	March 31, 2015	42,080	—	—	42,080

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)

Assets for which fair values are disclosed

Debt instruments	December 31, 2014	3,742,857	3,742,857	—	—
Long-term loans	December 31, 2014	52,648	—	—	52,648

Liabilities for which fair values are disclosed

Long-term borrowings	December 31, 2014	41,981	—	—	41,981

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Share-based payments

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 shares of the Company can be granted to management during the ten years of the plan term. Later in January 2013, the Company’s ESOP was amended and restated to increase the maximum amount of shares reserved for issuance under the Plan to 3,640,000 class B shares, or 7% of the Company entire issued and outstanding share capital. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following an initial public offering of the Group, the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieve a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170,000,000 for the last four consecutive fiscal quarters.

The following table illustrates the movements in share options during the three months ended March 31, 2015:

	Tranche vesting date	As of December 31, 2014	Forfeited during the period	Exercised during the period	Granted during the period	As of March 31, 2015

Tranche 1	December 21, 2012	203,644	—	(28,711)	—	174,933
Tranche 2.1	upon IPO (May 2013)	203,644	—	(28,711)	—	174,933
Tranche 2.2	January 1, 2014	913,724	—	(28,711)	—	885,013
Tranche 3	January 1, 2015	1,047,482	—	(67,186)	—	980,296
Tranche 4	January 1, 2016	789,686	(52,565)	—	—	737,121

Based on the above, as of March 31, 2015 the Company has a total of 2,952,296 options outstanding, of which 2,215,175 is vested and 737,121 are unvested.

The amount of expense arising from equity-settled share-based payment transactions for the three months ended March 31, 2015 was 20,774 (three months ended March 31, 2014 – 78,933).

The weighted average remaining contractual life for the share options outstanding as of March 31, 2015 was 2.75 years.

The weighted average share price for share options exercised during the reporting period was U.S. $13.6452.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Share-based payments (continued)

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche:

Granted on	Exercise price (U.S. $)	Dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected life of options (years)	Share price (U.S. $)	Grant-date fair value of the options, (U.S. $)

December 21, 2012	13.6452	—	28-30	0.75-1.09	5.0-6.5	15.84	5.34-5.73
November 15, 2013	41.2380	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.09-8.32
November 16, 2013	41.3990	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.02-8.27
December 4, 2013	46.573	2.83	29-32	0.30-0.61	2.0-3.0	45.37	5.86-7.57
February 6, 2014	36.091	2.83	28-31	0.32-0.65	2.0-3.0	38.69	6.10-7.56
February 14, 2014	37.427	2.83	29-32	0.31-0.66	2.0-3.0	39.93	6.26-7.86
May 22, 2014	34.09	2.83	28-29	2.94-3.26	2.0-3.0	44.89	12.26-13.24
May 23, 2014	35.46	2.83	28-29	2.94-3.25	2.0-3.0	43.85	10.57-11.70
May 28, 2014	37.89	2.83	28-29	2.94-3.23	2.0-3.0	43.64	9.01-10.24

The expected volatility was determined by reference to the historical volatility of peer companies. The share price for options granted on December 21, 2012 was determined using the discounted cash flows projections based on financial budgets approved by the Group’s senior management covering an eight-year period (2013-2020). An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted. The share price for options granted after IPO was determined by reference to closing market prices of the Group’s traded shares. Due to lack of historical data, the expected life of the options was estimated as a mid-point average between the vesting and the expected term of each option vesting tranche.

23.	Borrowings

On August 13, 2014 CJSC QIWI entered into a long-term ruble overdraft facility agreement with Raiffeisenbank for an overdraft up to 460,000. The tranches within the overdraft facility agreement are short-term and available from one to three months. The interest rate for each tranche is set at the choice of the borrower as either of the following: one month rate of MOSPRIME in Russian RUB plus 3.5% per annum or internal rate of Raiffeisenbank at the date of the tranche for the term of this tranche. In case if MOSPRIME is not quoted at the date of the loan or at the date of the interest-paying period, the internal one-month rate of Raiffeisenbank set at the tranche date is used. Besides the bank charges a commission at 0.3% per annum for reservation of overdraft facility. Interest on the outstanding overdraft facility agreement can be increased by 1% if any breaches of the covenants, of the borrower’s liabilities, and of the information presented to the bank over the terms of the overdraft facility agreement take place. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, assets, profit, debt, cash, equity to asset ratio, the composition of major shareholders, the prohibition of cession of liabilities under this overdraft facility to third parties, and presentation of necessary information to the bank. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

23.	Borrowings (continued)

On September 27, 2013 CJSC QIWI entered into a short-term ruble overdraft facility agreement with bank VTB for an overdraft up to 85,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank JSC. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

On December 31, 2013 CJSC QIWI entered into a short-term ruble overdraft facility agreement with bank VTB for an overdraft up to 315,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 950,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank JSC. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

24.	Events after the reporting date

As of April 30, 2015 CJSC QIWI-Service and CJSC QIWI International Processing Services were reorganized in the form of accession to Closed Joint-Stock Company QIWI.

On May 1. 2015 the Company sold QIWI USA LLC and IT Billion LLC for the remuneration of U.S.$ 5,050 (equivalent of 295) and purchased the outstanding share of 49% in RO SRL United System of Instant Payments for 490 Romanian lei (equivalent of 7).

On May 12. 2015 the Board of Directors of the Company approved a dividend of U.S.$ 13,640,343 (equivalent of 692,262).

On May 14, 2015, the Company entered into a subscription agreement (the “Subscription Agreement”), with Otkritie Investments Cyprus Limited (“Otkritie”) to acquire 100% ownership of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”). Under the terms of the Subscription Agreement, the Company has agreed to issue 5,593,041 class B shares to Otkritie in exchange for all of the outstanding interests in Contact and Rapida. On June 2, 2015, pursuant to the Subscription Agreement, the Company acquired a 70% interest in Contact and Rapida from Otkritie in exchange for the issuance of 3,915,129 class B shares to Otkritie.